

Elaine Brown · 3rd

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Atlantic City, New Jersey, United States · Contact info

 TBJ Gourmet

 Harcum College

Experience

Vice President of Sales
TBJ Gourmet · Full-time
Oct 2013 - Present · 8 yrs 6 mos
West Chester, Pennsylvania, United States

Education

Harcum College
Associate of Arts and Sciences - AAS, Early Childhood Education and Teaching
Sep 1977 - May 1979